Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Overview

We are a clinical-stage specialty biopharmaceutical company focused on changing the field of immunotherapy by developing a novel technology platform called Viaskin®. Our therapeutic approach is based on epicutaneous immunotherapy, or EPIT®, our proprietary method of delivering biologically active compounds to the immune system through intact skin using Viaski®n. We have generated significant data demonstrating that Viaskin®’s mechanism of action is novel and differentiated, as it targets specific antigen-presenting immune cells in the skin, called Langerhans cells, that capture the antigen and migrate to the lymph node in order to activate the immune system without passage of the antigen into the bloodstream, minimizing systemic exposure in the body. We are advancing this unique technology to treat patients, including infants and children, suffering from food allergies, for whom safety is paramount, since the introduction of the offending allergen into their bloodstream can cause severe or life-threatening allergic reactions, such an anaphylactic shock.

We initially financed our operations through several private equity investments totaling €38.7 million. In 2012, we completed a €40.6 million initial public offering of our ordinary shares on Euronext Paris. In 2013, we completed a €29.9 million private investment in public equity, or PIPE, of which we received net proceeds of €15.1 million and our selling shareholders received net proceeds of €14.8 million. In 2014, we completed a €104.5 million global underwritten public offering of both ADSs on the Nasdaq Global Select Market, or Nasdaq, and ordinary shares on Euronext Paris, issuing an aggregate of 3,074,686 ordinary shares, from which we received net proceeds of €93.7 million. In July 2015, we completed a €255.3 million underwritten public offering of 4,140,000 ordinary shares in the form of 8,280,000 ADSs, from which we received net proceeds of €237.3 million. In connection with our 2015 public offering, our share capital increased by €414 thousand with a corresponding increase of €236.9 million in our share premium. In March 2018, we completed an underwritten global offering of an aggregate of 4,056,914 ordinary shares in (i) a public offering of 1,600,817 ordinary shares in the form of 3,201,634 ADSs in the United States, Canada and certain other countries outside Europe and (ii) a concurrent private placement of 2,456,097 ordinary shares in Europe (including France), from which we received gross proceeds of €140.8 million. In connection with our 2018 public offering, our share capital increased by €0.4 million with a corresponding increase of €140.4 million in our share premium, gross.

We have incurred net losses in each year since our inception. Substantially all of our net losses resulted from costs incurred in connection with our development programs and from general and administrative expenses associated with our operations.

We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future. We anticipate that our expenses will increase substantially in connection with our ongoing activities, as we:

•	continue the development of our product candidates, including planned and future clinical trials;

•	seek regulatory approvals for our product candidates;

•	prepare for the potential launch and commercialization of our product candidates, if approved;

•	establish a sales and marketing infrastructure for the commercialization of our product candidates, if approved; and

•

add operational, financial and management information systems and personnel, including personnel to support our product development and commercialization efforts, as well as a company listed on both the U.S. and French stock markets.

We do not expect to generate material revenue from product sales unless and until we successfully complete development of, and obtain marketing approval for, one or more of our product candidates, which we expect may take a number of years and is subject to significant uncertainty. Until we can generate substantial revenue from product sales, if ever, we expect to finance our operating activities through a combination of equity offerings, debt financings, government or other third-party funding and collaborations such as the collaboration we entered into with Nestlé Health Science, strategic alliances and licensing arrangements or a combination of these approaches. However, we may be unable to raise additional funds or enter into such arrangements when needed on favorable terms, or at all, which would have a negative impact on our financial condition and could force us to delay, limit, reduce or terminate our development programs or commercialization efforts or grant to others rights to develop or market product candidates that we would otherwise prefer to develop and market ourselves. Failure to receive additional funding could cause us to cease operations, in part or in full. More specifically, as we continue to prepare for the potential launch of our Viaskin® Peanut product candidate in North America planned in 2020, for which its BLA submission to the US FDA is expected in the third quarter of 2019. We expect operating losses to continue for the foreseeable future. Current cash-on-hand and cash equivalents are not projected to be sufficient to support our operating plan for the next 12 months despite additional funds raised in March 2018. We expect to be short in cash during the fourth quarter of 2019. As such, there is substantial doubt regarding our ability to continue as a going concern. We expect to seek additional funds, most likely from equity and/or debt financings. However, no assurance can be given at this time as to whether we will be able to achieve these financing objectives.

Our financial statements have been prepared on a going concern basis assuming that we will be successful in our financing objectives. As such, no adjustments have been made to the financial statements relating to the recoverability and classification of the asset carrying amounts or classification of liabilities that might be necessary should we not be able to continue as a going concern.

Our financial statements for 2016, 2017 and 2018 have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

Financial Operations Overview

Operating Income

Our operating income consists of other income as we generated no revenue in 2016, 2017 or 2018.

Other Income

Government Assistance

Due to the innovative nature of our product candidate development programs, we have benefited from a number of sources of assistance from the central French government or local public authorities, intended to finance our research and development efforts or the recruitment of specific personnel. These funds are recognized as other income in our statement of income (loss) for the fiscal year that recorded the financed expenses or expenditures.

Research Tax Credits

The research tax credit (crédit d’impôt recherche), or CIR, is granted to companies by the French tax authorities in order to encourage them to conduct technical and scientific research. Companies demonstrating that they have expenditures that meet the required criteria, including research expenditures located in France or, since January 1, 2005, within the European Community or in another state that is a party to the Agreement on the European Economic Area that has concluded a tax treaty with France that contains an administrative assistance clause, receive a tax credit which can be used against the payment of the corporate tax due on the fiscal year in which the expenditures were made and during the next three fiscal years, or, as applicable, can be reimbursed for the excess portion. The expenditures taken into account for the calculation of the CIR only involve research expenses.

The main characteristics of the CIR are the following:

•	the CIR results in a cash inflow to us from the tax authorities, i.e., it is used to offset the payment of corporate tax or is paid directly to us for the portion that remains unused;

•	a company’s corporate income tax liability does not limit the amount of the CIR — a company that does not pay any corporate income tax can request direct cash payment of the research tax credit; and

•	the CIR is not included in the determination of the corporate income tax.

As a result, we have concluded that the CIR meets the definition of a government grant as defined in IAS 20 “Accounting for Government Grants and Disclosure of Government Assistance” and that the classification as other income within operating income in our statement of income (loss) is appropriate.

We received the reimbursement of the CIR for the 2017 fiscal year in 2018. We will request the reimbursement of the 2018 fiscal year CIR under the applicable rules and expect to be reimbursed in 2019.

Collaboration agreement with Nestlé Health Science

In May 2016, we announced our entry into an exclusive global collaboration with Nestlé Health Science for the development and, if approved, commercialization of MAG1C, an innovative, ready-to-use and standardized atopy patch test for the diagnosis of CMPA in infants and toddlers.

Under the terms of the exclusive collaboration, we are responsible for leading the development activities of MAG1C up through a Phase II clinical trial and a pivotal Phase III clinical program, and if the appropriate regulatory approvals are received, Nestlé Health Science will support the commercialization of MAG1C globally, while prioritizing certain agreed-upon countries. We are eligible to receive up to €100.0 million in potential development, clinical, regulatory and commercial milestones, including an upfront payment of €10.0 million. As of December 31, 2018, we had recorded deferred revenue of €6.5 million related to our collaboration with Nestlé Health Science, which will be deferred and recognized ratably over the service obligation period. We expect the service obligation period to be completed in the second half of 2021.

Operating Expenses

Since inception, our operating expenses have consisted primarily of research and development activities, general and administration costs and sales and marketing costs.

Research and Development

We engage in substantial research and development efforts to develop innovative pharmaceutical product candidates. Research and development expense consists primarily of:

•	cost of third-party contractors such as contract research organizations, or CROs, that conduct our non-clinical studies and clinical trials;

•	personnel costs, including salaries, related benefits and share-based compensation, for our employees engaged in scientific research and development functions;

•	purchases, real-estate leasing costs, as well as conferences and travel costs; and

•	depreciation, amortization and provisions.

Our research and development expenses in the periods presented mainly relate to the following activities:

•

Viaskin ®Peanut for the treatment of peanut allergy in children, adolescents and adults. In the fourth quarter of 2017, we completed a Phase III global program designed to assess the efficacy and safety of Viaskin® Peanut in children four to 11 years of age including the Peanut EPIT® Efficacy and Safety Study, or PEPITES, in 356 peanut allergic patients four to 11 years of age, as well as the REAL Life Use and Safety of EPIT®, or the REALISE study, which was designed to assess the use and safety of Viaskin® Peanut 250 µg in routine clinical practice in 393 peanut allergic patients four to 11 years of age. The PEOPLE trial, the open-label extension trial of PEPITES, completed enrollment in August 2017. We completed the Viaskin® Peanut’s Efficacy and Safety, or VIPES, study, a Phase IIb clinical trial of Viaskin® Peanut, in the third quarter of 2014, which was followed by OLFUS-VIPES, an open-label extension trial of VIPES. The topline results from the two-year OLFUS-VIPES were announced in October 2016. In August 2017, we initiated the EPIT® in Toddlers with Peanut Allergy, or EPITOPE, a Phase III clinical trial assessing the safety and efficacy of Viaskin® Peanut for the treatment of peanut allergic patients one to three years of age. In September 2018, we announced that the independent data and safety monitoring board, or DSMB, completed its planned safety review of Part A of the EPITOPE trial of Viaskin® Peanut in peanut allergic toddlers ages one to three. The DSMB did not identify any safety concerns for patients enrolled in Part A of the trial and recommended that the trial continue as planned with the 250 µg dose selected for investigation in Part B. In October 2018, following a positive DSMB meeting, we announced the initiation of Part B of the EPITOPE trial, which will evaluate peanut allergic patients for 12 months. We expect to enroll approximately 400 toddlers for Part B in the United States, Europe, Australia and Canada.

•

Viaskin® Milk for the treatment of Immunoglobulin E, or IgE, mediated CMPA in children. The Milk Efficacy and Safety, or MILES, study, a Phase I/II study designed to determine a safe and effective dose in two age groups: children ages 2 to 11 and adolescents ages 12 to 17 with IgE-mediated cow’s milk protein allergy, or CMPA completed enrollment in November 2016. Topline results were reported in February 2018. An open-label extension trial is ongoing for up to four years.

•	Scaling of the Viaskin® technology. Our efforts to increase our production capacity to support the commercialization of Viaskin® Peanut, if approved, are currently ongoing.

•

Select proof-of-concept clinical trials and preclinical studies using the Viaskin® platform in the field of inflammatory and autoimmune diseases are currently underway. Of note, the Study of efficacy and safety of the Viaskin® MILk in Milk-Induced Eosinophilic Esophagitis, or EoE, in Children, or SMILEE, is an investigator-initiated Phase II trial investigating the use of Viaskin® Milk for treatment of EoE in approximately 20 patients four to 17 years of age. SMILEE was conducted at the Children’s Hospital of Philadelphia. A Phase I study of Viaskin® rPT in the reactivation of immunity against Bordetella pertussis in 60 healthy adults was conducted in collaboration with the Geneva University Hospitals (HUG) and BioNet-Asia Co. Ltd.

Our direct research and development expenses consist principally of external costs, such as startup fees paid to investigators, consultants, central laboratories, and CROs in connection with our clinical trials, and costs related to acquiring and manufacturing clinical study materials. We do not allocate personnel-related costs, costs associated with our general platform improvements, depreciation or other indirect costs to specific programs, as they are deployed across multiple projects under development and, as such, are separately classified as personnel and other expenses.

Research and development activities are central to our business. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. We expect that our research and development expenses will continue to increase in the foreseeable future as we initiate clinical trials for certain product candidates and pursue later stages of clinical development of our product candidates.

In the year ended December 31, 2018, we spent €107.2 million in research and development expenses to advance the development of our product candidates. The following table provides a breakdown of our direct research and development expenses for our two lead development programs, as well as expenses not allocated to the programs and share-based compensation expenses included in research and development expenses, for the years ended December 31, 2016, 2017 and 2018, respectively:

	Year Ended December 31,
	2016	2017	2018
	(thousands of Euros)
Research and development expenses related to Viaskin® Peanut(1)	€26,789	€43,585	€59,162
As a percentage of research and development expenses, excluding share-based compensation expense	45%	49%	62%
Research and development expenses related to Viaskin® Milk(1)	€8,478	€8,348	€8,425
As a percentage of research and development expenses excluding share-based compensation expense	14%	9%	9%
Other research and development expenses(1)	€24,790	€36,937	€27,265

Total research and development expenses, excluding share-based compensation expense	€60,057	€88,870	€94,852
Share-based compensation expenses included in research and development expenses	€18,771	€16,362	€12,319

Total research and development expenses	€78,828	€105,232	€107,171

(1)	Excludes employee share-based compensation expense.

We cannot determine with certainty the duration and completion costs of the current or future clinical trials of our product candidates or if, when, or to what extent we will generate revenue from the commercialization and sale of any of our product candidates that obtain regulatory approval. We may never succeed in achieving regulatory approval for any of our product candidates. The duration, costs and timing of clinical trials and development of our product candidates will depend on a variety of factors, including:

•	the scope, rate of progress and expense of our ongoing as well as any additional non-clinical studies, clinical trials and other research and development activities;

•	clinical trial and early-stage results;

•	the terms and timing of regulatory approvals;

•	the expense of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights; and

•	the ability to market, commercialize and achieve market acceptance for Viaskin® Peanut or any other product candidate that we may develop in the future.

A change in the outcome of any of these variables with respect to the development of Viaskin® Peanut or any other product candidate that we are developing could mean a significant change in the costs and timing associated with the development of Viaskin® Peanut or such other product candidate. For example, if the FDA or other regulatory authority were to require us to conduct pre-clinical and clinical studies beyond those which we currently anticipate will be required for the completion of clinical development, or if we experience significant delays in enrollment in any clinical trials, we could be required to spend significant additional financial resources and time on the completion of the clinical development.

General and Administrative

General and administrative expense consists primarily of personnel costs and share-based compensation for finance, legal, IT and administrative employees. General and administrative expense also consists of costs related to obtaining a directors and officers liability insurance policy and fees for professional services, mainly related to audit, tax and legal services, real-estate leasing costs, insurance costs, consulting costs, investor relations costs and corporate communication and travel costs.

We anticipate that our general and administrative expenses will increase in the future as we increase our headcount to support the expected growth in our research and development activities and the potential launch and commercialization of Viaskin® Peanut in North America. We also anticipate continued increased expenses associated with being a public company in the United States.

Sales and Marketing

Sales and marketing expense consists primarily of personnel costs, consultant fees and share-based compensation for sales and marketing employees, as well as fees related to pre-commercialization activities for Viaskin® Peanut in North America, other consulting fees and travel costs. We anticipate that our sales and marketing expenses will increase in the future as we prepare for the potential launch and commercialization of Viaskin® Peanut in North America, if approved.

Finance Income (Expense)

Our cash and cash equivalents have been deposited primarily in savings and deposit accounts with original maturities of five years or less, allowing the funds to be freely withdrawn at any time without significant penalty. Savings and deposit accounts generate a limited amount of interest income, with very low counterparty risks. We expect to continue this investment strategy.

Critical Accounting Policies and Estimates

Our financial statements are prepared in accordance with IFRS. Some of the accounting methods and policies used in preparing our financial statements under IFRS are based on complex and subjective assessments by our management or on estimates based on past experience and assumptions deemed realistic and reasonable based on the facts and circumstances concerned. The actual value of our assets, liabilities and shareholders’ equity and of our earnings could differ from the value derived from these estimates if conditions changed and these changes had an impact on the assumptions adopted. We believe that the most significant management judgments and assumptions in the preparation of our financial statements are described below. See Note 3 to our financial statements for a description of our other significant accounting policies.

Revenue Recognition

Regarding the first application of IFRS 15 on January 1, 2018, an analysis has been completed on performance conditions, revenue recognition method for milestones payment and on the sale price allocation for the collaboration contract signed with Nestlé in 2016. It has been determined that the license and developments to be made by us are a unique performance obligation.

As a result, we have concluded that under IFRS 15, revenue related to the contract will be recognized progressively, up to the costs incurred by us at the end of 2018. No margin is recognized at this stage of the development. Deferred revenue is recognized and reversed over the period in which there is a contractual obligation.

As a result, the application of IFRS 15 had no impact on the financial statements as at December 31, 2018, and retrospectively as at December 31, 2017.

Share-Based Compensation

We have various share-based compensation plans for employees and non-employees. We account for share-based compensation in accordance with the authoritative guidance on share-based compensation. Under the fair value recognition provisions of this guidance, share-based compensation is measured at the grant date based on the fair value of the award and is recognized as expense, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award.

Determining the fair value of share-based awards at the grant date requires judgment. We use the Black-Scholes option-pricing model to determine the fair value of share options. The determination of the grant date fair value of options using an option-pricing model is affected by assumptions regarding a number of complex and subjective variables. These variables include the expected term of the options, our share price volatility, risk-free interest rates, and expected dividends, which are estimated as follows:

Fair Value of Our Ordinary Shares. We established a policy of using the closing sales price per ordinary share as quoted on Euronext Paris on the date prior to the date of grant for purposes of determining the fair value of ordinary shares with a floor value of the average of the closing sales price per ordinary share for the 20 trading days preceding the grant.

Expected Term. The expected term represents the period that our share-based awards are expected to be outstanding. As we do not have sufficient historical experience for determining the expected term of the share option awards granted, we have based our expected term on the simplified method, which represents the average period from vesting to the expiration of the award.

Expected Volatility. We are using our volatility on Euronext Paris observed on historical dataset from our stock quote.

Risk-Free Interest Rate. The risk-free interest rate is based on the yields of French government bonds with maturities similar to the expected term of the options for each option group.

Dividend Yield. We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero.

If any of the assumptions used in the Black-Scholes model changes significantly, share-based compensation for future awards may differ materially compared with the awards granted previously.

The following table presents the weighted-average assumptions used to estimate the fair value of options granted during the periods presented:

	December 31,
	2016	2017	2018
Volatility	49%	42%	47%
Risk free interest rate	-0.32%-0.39%	-0.23%-0.61%	0.14%-0.37%
Expected life (in years)	5.5-7.0	5.5-7.0	5.5-7.0
Dividend yield	—	—	—

For 2016, 2017 and 2018, we recorded employee share-based compensation expense of €34.7 million, €30.8 million and €26.0 million, respectively.

Operating Results

Comparisons for the Years Ended December 31, 2016 and 2017

Operating Income

We generated operating income of €11.9 million in 2017 compared to €9.1 million in 2016, an increase of 31.1%. This income was mainly generated by our CIR and by revenue recognized under our collaboration agreement with Nestlé Health Science, and more marginally, by subsidies received for research projects conducted by us.

	Year Ended December 31,
	2016	2017
	(Amounts in thousands of Euros)
Sales	—	—
Other income	9,084	11,909
Research tax credit	7,228	9,330
Subsidies	303	271
Other operating income	1,554	2,308

Total income	9,084	11,909

For the year ended December 31, 2017, we recorded other income related to CIR of €9.2 million. In 2016, we recorded other income related to CIR of €7.2 million, which we requested for reimbursement in 2017. In 2017, we received the reimbursement of €7.3 million (including a €0.1 million adjustment) for the 2016 CIR under the community small and medium business scheme.

The increase of €2.0 million, or 29.1%, in the CIR recorded in 2017 from the CIR recorded in 2016 reflects the acceleration of our various development programs in 2017, mainly due to simultaneously conducting clinical trials for both Viaskin® Peanut and Viaskin® Milk.

In 2017, we recognized revenue of €1.9 million under our collaboration with Nestlé Health Science, which was previously recorded as deferred revenue.

Research and Development Expenditures

From 2016 to 2017, the total amount spent by us for research and development activities increased by €26.4 million to €105.2 million, or an increase of 33.5%.

Our direct research and development expenses consisted primarily of external costs, such as startup fees paid to investigators, consultants, central laboratories and CROs in connection with our clinical trials, and costs related to acquiring and manufacturing clinical study materials.

	Year Ended December 31,
	2016	2017
	(thousands of Euros)
Personnel expenses	32,777	37,112
Sub-contracting, collaborations and consultants	34,413	54,397
Research supplies	1,234	1,464
Rental	1,903	2,018
Conferences and travel expenses	2,387	2,807
Depreciation and amortization	1,141	2,424
Small equipment and other supplies	2,675	2,646
Others	2,298	2,364

Total research and development expenses	78,828	105,232

The increased research and development expenses in 2017, compared to 2016, resulted from costs associated with the PEPITES and REALISE Phase III trials of Viaskin® Peanut, the EPITOPE Phase III trial of Viaskin® Peanut, the MILES Phase I/II trial of Viaskin® Milk, as well as a substantial increase in research and development personnel in order to support our increasing number of active development programs.

In particular, we have incurred:

•	an increase of 13.2% in total payroll associated with research and development, resulting from:

•

an increase in research and development employee-related expense resulting primarily from the increase in average staff to 162 employees at the end of 2017 from 126 employees at the end of 2016. As of December 31, 2017, employee-related expense amounted to €20.8 million compared to €14.0 million as of December 31, 2016, or an increase of 48.1%;

•

a decrease in share-based compensation expense. Share-based compensation expense related to research and development employees amounted to €18.8 million and €16.2 million as of December 31, 2016 and 2017, respectively.

•	an increase of 58.1% in sub-contracting, collaboration and consultant costs, which includes the costs of our service providers supporting:

•

the completed Phase III PEPITES trial for Viaskin® Peanut, for which we reported topline results in October 2017, and the completed Phase III REALISE trial, for which we reported topline results in November 2017;

•	the Phase III EPITOPE trial for Viaskin® Peanut, which was initiated in August 2017;

•	the MILES trial for Viaskin® Milk, for which we reported topline results in February 2018;

•

the SMILEE study, a Phase IIa investigator-initiated clinical trial for Viaskin® Milk for the treatment of milk-induced EoE in pediatric patient populations, which completed enrollment in February 2017; and

•	the Phase I study of Viaskin® rPT for pertussis booster vaccination in collaboration with BioNet-Asia Co. Ltd. and HUG, for which we reported topline results in March 2017.

General and Administrative Expenses

General and administrative expenses were €35.8 million in 2017, compared to €35.0 million in 2016, or an increase of 2.4%.

Our general and administrative expenses are as follows:

	Year Ended December 31,
	2016	2017
	(thousands of Euros)
Personnel expenses	22,613	19,742
Fees	7,701	10,347
Insurance policies	1,853	1,367
Corporate communication and travel expenses	1,136	1,599
Rental	501	584
Depreciation and amortization	181	422
Others	1,020	1,776

Total general and administrative expenses	35,005	35,837

The increase of €0.8 million in general and administrative expenses was primarily due to:

•

an increase of 34.4% in fees primarily associated with advisor and consultant fees incurred in 2017 to support the implementation of our new information system, as well as an increase in legal and corporate communications fees;

•	an increase of 40.7% in expenses related to our corporate communications and investor relations efforts.

Those increases were partially offset by:

•

a decrease of 12.7% in total general and administrative payroll resulting from the decrease in share-based compensation expense. Those decreases are partially offset by the salary costs related to an increase from 31 employees at the end of 2016 to 44 employees at the end of 2017. Excluding the share-based expense, the decrease of general and administrative employee-related expenses was 6.2%.

•	a decrease of 26.2% in insurance policy expenses, due to the July 2016 expiration of our directors and officers liability insurance.

Sales and Marketing Expenses

During the period presented, our sales and marketing expenses increased from €15.8 million in 2017, compared to €11.3 million in 2016, or an increase of 40.3%. Sales and marketing expenses primarily include payroll for U.S. employees in our sales and marketing function, as well as fees related to pre-commercialization activities for Viaskin® Peanut in North America.

	Year Ended December 31,
	2016	2017
	(thousands of Euros)
Personnel expenses	4,954	6,976
Fees	4,447	2,480
Marketing, tradeshows and travel expenses	1,393	5,984
Others	487	384

Total sales and marketing expenses	11,282	15,824

Our direct sales and marketing expenses consist principally of personnel expenses and market research consultant fees.

The increase of 40.3% in total payroll associated with sales and marketing results primarily from both an increase in staff from 7 employees at the end of 2016 to 10 employees at the end of 2017, and from an increase in share-based compensation expense. Excluding share-based expense, the increase of our sales and marketing employee-related expenses was 24.7%.

Financial Profit (Loss)

Our net financial loss was €2.7 million in 2017, compared to a net financial profit of €1.5 million in 2016. The variation is mainly attributable to the unrealized exchange effect of U.S.-dollar-denominated intercompany advances.

Comparisons for the Years Ended December 31, 2017 and 2018

Operating Income

We generated operating income of €14.5 million in 2018 compared to €11.9 million in 2017, an increase of 22.1%. This income was mainly generated by our CIR and by revenue recognized under our collaboration agreement with Nestlé Health Science, and more marginally, by subsidies received for research projects conducted by us.

	Year Ended December 31,
	2017	2018
	(Amounts in thousands of Euros)
Sales	—	—
Other income	11,909	14,537
Research tax credit	9,330	11,034
Subsidies	271	152
Other operating income	2,308	3,351

Total income	11,909	14,537

For the year ended December 31, 2018, we recorded other income related to CIR of €11.0 million. In 2017, we recorded other income related to CIR of €9.3 million, which we requested for reimbursement in 2018. In 2018, we received the reimbursement of €9.5 million (including a €0.3 million adjustment) for the 2017 CIR under the community small and medium business scheme.

The increase of €1.7 million, or 18.3%, in the CIR recorded in 2018 from the CIR recorded in 2017 reflects the acceleration of our various development programs in 2018, mainly due to simultaneously conducting clinical trials for both Viaskin® Peanut and Viaskin® Milk.

In 2018, we recognized revenue of €3.0 million under our collaboration with Nestlé Health Science.

Research and Development Expenditures

From 2017 to 2018, the total amount spent by us for research and development activities increased by €2 million to €107.2 million, or an increase of 1.8%.

Our research and development expenses consisted primarily of external costs, such as startup fees paid to investigators, consultants, central laboratories and CROs in connection with our clinical trials, and costs related to acquiring and manufacturing clinical study materials.

	Year Ended December 31,
	2017	2018
	(thousands of Euros)
Personnel expenses	37,112	37,912
Sub-contracting, collaborations and consultants	54,397	52,927
Small equipments and other supplies	4,110	4,771
Rental	2,018	2,703
Conferences and travel expenses	2,807	2,591
Depreciation and amortization	2,424	2,492
Others	2,364	3,776

Total research and development expenses	105,232	107,171

The increased research and development expenses in 2018, compared to 2017, resulted from costs associated with the PEPITES and REALISE Phase III trials of Viaskin® Peanut, the EPITOPE Phase III trial of Viaskin® Peanut, the MILES Phase I/II trial of Viaskin® Milk, as well as a substantial increase in research and development personnel expenses in order to support our increasing number of active development programs.

In particular, we have incurred:

•

An increase of 2.2% in total payroll associated with research and development, resulting from an increase in average research and development staff from 176 employees at the end of December 2017 to 191 employees at the end of December 2018 and a decrease in share-based compensation expense. Excluding share-based expenses, the increase of research and development personnel expenses would be 23.3%.

•

A decrease of 2.7% in sub-contracting, collaborations and consultant costs, primarily attributable to expenses related to the completion of the manufacturing of industrial machines and clinical trials we conducted in 2018, including PEPITES, MILES and SMILEE.

•	An increase of 19% of other research and development costs, mainly from depreciation related to the commissioning of our industrial machines (ES GEN 4.0).

General and Administrative Expenses

General and administrative expenses were €41.4 million in 2018, compared to €35.8 million in 2017, or an increase of 15.5%.

Our general and administrative expenses are as follows:

	Year Ended December 31,
	2017	2018
	(thousands of Euros)
Personnel expenses	19,742	19,101
Fees	10,347	12,718
Insurance policies	1,367	1,930
Corporate communication and travel expenses	1,599	1,576
Rental	584	911
Depreciation and amortization	422	1,720
Others	1,776	3,442

Total general and administrative expenses	35,837	41,399

The increase of €5.6 million in general and administrative expenses was primarily due to:

•

an increase of 22.9% in fees primarily associated with advisor and consultant fees incurred in 2018 to support the implementation of our new information system, as well as an increase in legal and corporate communications fees; and

•	an increase in expenses related to our corporate communications and investor relations efforts.

Those increases were partially offset by:

•

a decrease of 3.2% in total general and administrative payroll resulting from the decrease in share-based compensation expense which was partially offset by the increase of employee from 44 in 2017 to 54 in 2018. Excluding the share-based expense, the increase of general and administrative employee-related expenses was 29.5%.

Sales and Marketing Expenses

During the period presented, our sales and marketing expenses increased up to €32.2 million in 2018, compared to €15.8 million in 2017, or an increase of 103.3%. Sales and marketing expenses primarily include payroll for the U.S. employees, as well as fees related to pre-commercialization activities for Viaskin® Peanut in North America.

	Year Ended December 31,
	2017	2018
	(thousands of Euros)
Personnel expenses	6,976	12,553
Fees	2,480	5,148
Marketing, tradeshows and travel expenses	5,984	14,021
Others	384	446

Total sales and marketing expenses	15,824	32,169

Our direct sales and marketing expenses consist principally of personnel expenses and market research consultant fees.

The increase of 80.0% in total payroll associated with sales and marketing results primarily from both an increase in headcount and the recruitment of key executives during the second half of 2018, including the recruitment of our new Chief Commercial Officer in July 2018. Excluding share-based expenses, the increase in our sales and marketing employee-related expenses was 79.8%. Our full-time employees dedicated to sales and marketing increased from 11 employees at the end of 2017 to 23 employees at the end of 2018.

The overall increase in sales and marketing expenses also resulted from an increase in marketing costs of €8.0 million and an increase of €2.7 million for professional fees. The increase in expenses are due in part to the expenses and infrastructure linked with the preparation of the launch, if approved, of Viaskin® Peanut in North America.

Financial (Loss) Profit

Our net financial result is profit of €0.1 million in 2018 compared to a loss of €2.7 million in 2017. This item includes capital gains on the disposals of investment securities, foreign exchange gains and expenses related to the discounting of the OSEO and BPI advances.

The change in the financial result is mainly due to the recognition in 2017 of an unrealized exchange loss of €2.4 million on intra-group loans denominated in U.S. dollars against an unrealized exchange loss of €0.3 million in 2018.

Liquidity and Capital Resources

We have financed our operations since our inception through several private placements of equity securities totaling €38.7 million, a €40.6 million initial public offering of our ordinary shares on Euronext Paris in 2012, a €29.9 million PIPE in 2013, of which we received net proceeds of €15.1 million and our shareholders received net proceeds of €14.8 million, and a €104.5 million global offering of both ADSs on Nasdaq and ordinary shares on Euronext Paris, of which we received net proceeds of €93.7 million. In July 2015, we completed a €255.3 million underwritten public offering of 4,140,000 ordinary shares in the form of 8,280,000 ADSs from which we received net proceeds of €237.3 million. In connection with our 2015 public offering, our share capital increased by €414 thousand with a corresponding increase of €236.9 million in our share premium. In March 2018, we completed an underwritten global offering of an aggregate of 4,056,914 ordinary shares in (i) a public offering of 1,600,817 ordinary shares in the form of 3,201,634 ADSs in the United States, Canada and certain other countries outside Europe and (ii) a concurrent private placement of 2,456,097 ordinary shares in Europe (including France), from which we received gross proceeds of €140.8 million. In connection with our 2018 public offering, our share capital increased by €0.4 million with a corresponding increase of €140.4 million in our share premium, gross.

The table below summarizes our sources and uses of cash for the years ended December 31, 2016, 2017 and 2018.

	Year Ended December 31,
	2016	2017	2018
	(thousands of Euros)
Net cash flow used in operating activities	(59,538)	(114,314)	(136,621)
Net cash flow used in investing activities	(8,300)	(7,834)	(8,641)
Net cash flow provided by financing activities	1,666	286	130,676

Net increase (decrease) in cash and cash equivalents	(66,173)	(121,863)	(14,586)

Cash Used in Operating Activities

Our net cash flows used in operating activities were €136.6 million, €114.3 million and €59.5 million in 2018, 2017 and 2016, respectively.

During 2018, our net cash flows used in operating activities increased due to the expenses to support the launch and commercialization of Viaskin® Peanut in North America.

During 2017 and 2016, our net cash flows used in operating activities increased due to our advances in our research and development programs. This increase was partially offset in 2016 by a positive change in working capital of €19.0 million over the period.

Cash Used in Investing Activities

Our net cash flows used in investing activities were €8.6 million, €7.8 million and €8.3 million in 2018, 2017 and 2016, respectively.

During 2018, our net cash flows used in investing activities increased due to a €3.5 million pledge of securities which was partially offset by the decrease of investment in industrial machines due to the finalization of our two main industrial machines’ setup in 2018.

During 2017, our net cash flows used in investing activities were primarily related to the purchase of materials for the engineering and manufacturing of our industrial machines, including the development of a commercial-scale version of our electrospray manufacturing tool, ES GEN4.0, to support the development of our product candidates.

During 2016, net cash flows used in investing activities increased due to the expansion of our corporate headquarters in Montrouge, France, and purchase of tools and equipment for the design, development and manufacturing of industrial machines.

Cash Provided by Financing Activities

Our net cash flows resulting from financing activities increased to €130.7 million in 2018 from €0.2 million in 2017 and from €1.7 million in 2016, mainly as a result of our underwritten global offering in 2018.

Consistent with customary practice in the French securities market, we entered into a liquidity agreement (contrat de liquidité) with Natixis on April 13, 2012. The liquidity agreement complies with applicable laws and regulations in France. The liquidity agreement authorizes Natixis to carry out market purchases and sales of our shares on Euronext Paris. As of December 31, 2018, we have contributed an aggregate of €0.4 million to the liquidity account. The amount is classified in other non-current financial assets in our statement of financial position. At December 31, 2018, 41 159 shares and €0.4 million were in the liquidity account. The liquidity agreement has a term of one year and will renew automatically unless otherwise terminated by either party.

Cash and Funding Sources

During 2018, we obtained new financing on the public markets by issuance of securities.

	Equity capital	Bank Loans	Other debt	Total
	(thousands of Euros)
2016	—	—	—	—
2017	—	—	—	—
2018	140,815.5	—	—	140,815.5

Total	140,815.5	—	—	140,815.5

We have incurred net losses each year since our inception. Substantially all of our net losses resulted from costs incurred in connection with our development programs and from general and administrative expenses associated with our operations.

We have not incurred any bank debt. Other debt is comprised of conditional advances which are detailed as follows.

We benefited from multiple conditional advances from OSEO, which advances do not accrue interest and are repayable at 100% in the event of technical and/or commercial success of our product, as determined solely and subjectively by OSEO, a non-refundable subsidy from OSEO, a conditional advance from COFACE and an interest-free loan by Bpifrance.

As of December 31, 2018, we had one advance contract with OSEO Innovation and one grant from BpiFrance Financement remaining.

The agreement with COFACE terminated on December 31, 2016, generating an exceptional income of €146 thousand corresponding to allowances which could not be reimbursed along with our takings, and which therefore remain acquitted to us.

The 3rd OSEO advance: In 2011, we obtained a conditional advance by OSEO for a total amount of €640,000 to finance the development of our programs to treat CMPA. This amount has been fully received, with a first payment of €256,000 in December 2011, a second payment of €256,000 in June 2013 and remaining €128,000 balance paid in January 2014. If the program is deemed to be technically or commercially successful, as determined by OSEO in its sole and subjective discretion it will be repaid in 16 quarterly installments defined as follows: four payments of €64,000 starting on September 30, 2014, then 12 payments of €32,000 starting on September 30, 2015, until June 30, 2018. If this project is deemed to be a technical failure, we will still be obligated to repay OSEO the amount of €256,000. The agreement with OSEO terminated on June 30, 2018.

The 4th OSEO advance: In 2013, we obtained a conditional advance by OSEO for a total amount of €3.2 million in the context of a research and clinical development collaborative project in the field of house dust mites allergies in young children. We refer to this development program as the ImmunaVia project. €903,500 was received in April 2013, €864,989 was received in January 2015. The €918,000 we expected in October 2015 and €481,162 we expected in April 2018 will not be founded. In addition, we received from OSEO a total of €1,919,056 in the form of a non-refundable subsidy. Following the defection of a sponsor, the Immunavia project was interrupted in September 2017. We are required to reimburse the remaining amounts of conditional advances. This reimbursement has been rescheduled in 13 monthly repayments, commencing on May 31, 2018, through May 31, 2019.

The Bpifrance interest-free loan: In 2014, we obtained an interest-free loan from Bpifrance Financement in the amount of €3.0 million to support the pharmaceutical development of Viaskin® Milk. This assistance was received in a single disbursement in November 2014. The planned repayment is scheduled in 20 quarterly repayments of €150,000 each, commencing on June 30, 2017.

The activity for the conditional advances recorded during 2016, 2017 and 2018 is summarized in the table below:

	3rd OSEO contract	4th OSEO contract	BPI advance	COFACE	Total
Balance sheet debt as at 12/31/2015	318	1,669	2,666	156	4,809
Receipts	—	—	—	—	—
Repayments	(128)	—	—	(147)	(275)
Other transactions	2	16	85	(9)	95

Balance sheet debt as at 12/31/2016	192	1,684	2,751	0	4,628
Receipts	—	—	—	—	—
Repayments	(128)	—	(450)	—	(578)
Other transactions	1	16	84	—	101

Balance sheet debt as at 12/31/2017	64	1,700	2,386	0	4,150
Receipts	—	—	—	—	—
Repayments	(64)	(1,136)	(600)	—	(1,800)
Other transactions	—	60	69	—	129

Balance sheet debt as at 12/31/2018	—	624	1,854	—	2,479

(1)	The changes in “other transactions” are comprised of the effect of discounting conditional advances.

Operating Capital Requirements

As of December 31, 2018, we had €122.8 million in cash and cash equivalents compared to €137.9 million of cash and cash equivalents as of December 31, 2017. We have incurred operating losses and negative cash flows from operations since inception, incurred a net loss of €166.1 million during the year ended December 31, 2018, and have an accumulated deficit and reserves of €254.9 million as of December 31, 2018. Net cash used in operating activities was €136.6 million for the year ended December 31, 2018 and €114.3 million for the year ended December 31, 2017.

We have primarily funded these losses through equity financings. To date, we have not generated any product revenue and we continue to prepare for the potential launch of our Viaskin® Peanut product candidate in North America planned in 2020 for which its BLA submission to the US FDA is expected in the third quarter of 2019. We expect operating losses to continue for the foreseeable future. Current cash-on-hand and cash equivalents are not projected to be sufficient to support our operating plan for the next 12 months despite additional funds raised in March 2018. We expect to be short in cash during the fourth quarter of 2019. As such, there is substantial doubt regarding our ability to continue as a going concern.

We expect to seek additional funds, most likely from equity and/or debt financings. However, no assurance can be given at this time as to whether we will be able to achieve these financing objectives.

Our financial statements have been prepared on a going concern basis assuming that we will either be successful in our financing objectives. As such, no adjustments have been made to the financial statements relating to the recoverability and classification of the asset carrying amounts or classification of liabilities that might be necessary should we be unable to continue as a going concern.

For more information as to the risks associated with our future funding needs, see the section titled “Item 3.D—Risk Factors.”

Capital Expenditures

As all the clinical research and development expenditures are posted to the accounts as expenses until marketing authorizations are obtained, the principal investments made over 2016, 2017 and 2018 have been related primarily to the acquisition of laboratory equipment and, secondarily, to the acquisition of computer and office equipment.

	Year Ended December 31,
	2016	2017	2018
	(thousands of Euros)
Intangible assets	(215)	(299)	(41)
Property, plant, and equipment	(7,992)	(7,246)	(4,710)
Non-current financial assets	(93)	(289)	(3,890)

Total	(8,300)	(7,834)	(8,641)

In 2016, the increase results primarily from

•	the buildout of Montrouge, Bagneux and Summit premises for €2.4 million;

•	the purchase of tools and equipment for the design, development and manufacturing of industrial machines such as Gen 4.0 and Cut Pack for €3.2 million;

•	the purchase of laboratory, clinical and other validation equipment for €1.9 million.

In 2017, the increase results primarily from the purchase of tools and equipment for the design, development and manufacturing of industrial machines.

In 2018, the increase results primarily from the purchase of tools and equipment for the design, development and manufacturing of industrial machines. Those investments significantly decreased in 2018 due to the finalization of our two main industrial machines’ setup. Investments also increased in 2018 due to a €3.5 million pledge of securities, which was disclosed as non-current financial assets.

Off-Balance Sheet Arrangements

During the periods presented, we did not and do not currently have any off-balance sheet arrangements as defined under SEC rules, such as relationships with unconsolidated entities or financial partnerships, which are often referred to as structured finance or special purpose entities, established for the purpose of facilitating financing transactions that are not required to be reflected on our balance sheets.

Tabular Disclosure of Contractual Obligations

The following table discloses aggregate information about material contractual obligations and periods in which payments were due as of December 31, 2018. Future events could cause actual payments to differ from these estimates.

	Less than One year	1 to 3 years	3 to 5 years	More than 5 years	Total
	(thousands of Euros)
Financial debt	1,201	1,278	—	—	2,479
Capital (finance) lease obligations	—	—	—	—	—
Operating lease obligations	3,965	12,169	6,996	7,137	30,267
Purchase obligations	—	—	—	—	—
Other long-term liabilities	—	3,462	529	114	4,105

Total	5,166	16,909	7,525	7,251	36,851

The commitment amounts in the table above are associated with contracts that are enforceable and legally binding and that specify all significant terms, including interest on long-term debt, fixed or minimum services to be used, fixed, minimum or variable price provisions, and the approximate timing of the actions under the contracts. The table does not include obligations under agreements that we can cancel without a significant penalty.

Our corporate headquarters are located in Montrouge, France. Our principal offices occupy a 4,770 square meter facility consisting of office and laboratory space, pursuant to a lease agreement dated March 3, 2015, which expires on March 8, 2024. We also have two facilities in Bagneux, France. These facilities consist of 2,237 square meters of office and laboratory space and are used primarily by our industrial and production teams. In April 2018, we entered into an addendeum to our lease for an additional 500 square meters of office space in building B of Green Square, Bagneux, France. These facilities are leased under one agreement, which expires on May 31, 2020. We entered into an additional lease for offices in Montrouge, France in June 2018. This facility consists of 1,808 square meters of office space, pursuant to a lease agreement dated July 1, 2018, which expires on June 30, 2027. We also have an office in North America to support our U.S. subsidiary as well as future commercialization needs. We lease 3,780 square feet of office space in Tower 49, New York, New York. This lease is for a period of 65 months and expires on February 25, 2023.

In September 2016, we entered into a lease for a commercial facility of 8,919 square feet in Summit, New Jersey, which is intended to support the launch and commercialization of Viaskin® Peanut in North America, if the appropriate regulatory approvals are received. In July 2018, we entered into a lease for an additional 12,629 square feet in the same building and made both leases co-terminus on July 10, 2028. This lease includes extension options of two five-year periods.

Cautionary Statement Regarding Forward-Looking Statements

This discussion and analysis contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on our management’s beliefs and assumptions and on information currently available to our management. All statements other than present and historical facts and conditions contained in this discussion and analysis, including statements regarding our future results of operations and financial positions, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this discussion and analysis, the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions identify forward-looking statements. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section entitled “Item 3.D—Risk Factors” in the Annual Report on Form 20-F for the year ended December 31, 2017, or the Annual Report, filed with the U.S. Securities and Exchange Commission, or the SEC, pursuant to the U.S. Securities and Exchange Act of 1934, as amended. Forward-looking statements include, but are not limited to, statements about:

•

the timing or likelihood of regulatory filings and approvals, including with respect to our anticipated submission of a Biologics License Application to the U.S. Food and Drug Administration for Viaskin® Peanut;

•	our ability to continue as a going concern;

•	the initiation, timing, progress and results of our pre-clinical studies and clinical trials, and our research and development programs;

•	our ability to advance product candidates into, and successfully complete, clinical trials;

•

our ability to advance our Viaskin® manufacturing capabilities, manufacture clinical and commercial supplies of our product candidates and comply with regulatory requirements related to the manufacturing of our product candidates;

•	our ability to develop sales and marketing capabilities;

•	the commercialization of our product candidates, if approved;

•	the pricing and reimbursement of our product candidates, if approved;

•	the implementation of our business model, strategic plans for our business, product candidates and technology;

•	the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and technology;

•	estimates of our expenses, future revenues, capital requirements and our needs for additional financing;

•	the potential benefits of strategic collaboration agreements and our ability to enter into strategic arrangements;

•	our ability to maintain and establish collaborations or obtain additional grant funding;

•	the rate and degree of market acceptance of our product candidates, if approved by regulatory authorities;

•	our financial performance;

•	developments relating to our competitors and our industry, including competing therapies; and

•	other risks and uncertainties, including those listed in our Annual Report on Form 20-F titled “Item 3.D—Risk Factors.”

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.